UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

A. M. Castle & Co.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

148411101
(CUSIP Number)

Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 17, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 148411101

1	NAME OF REPORTING PERSON Raging Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,630,795
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,630,795
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,630,795
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 148411101

1	NAME OF REPORTING PERSON Raging Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,630,795
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,630,795
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,630,795
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 148411101

1	NAME OF REPORTING PERSON William C. Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,630,795
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,630,795
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,630,795
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 148411101

1	NAME OF REPORTING PERSON Kenneth H. Traub
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,888
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 18,888
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,888
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 148411101

1	NAME OF REPORTING PERSON Steven W. Scheinkman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 148411101

1	NAME OF REPORTING PERSON Allan J. Young
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 148411101

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

On March 17, 2015, the Reporting Persons entered into a Settlement Agreement with the Issuer (the “Settlement Agreement”) in connection with matters relating to the composition of the Board of Directors of the Issuer (the “Board”) and the 2015 annual meeting of stockholders of the Issuer.  Additionally, on March 17, 2015, the Reporting Persons terminated the Joint Filing and Solicitation Agreement, dated January 22, 2015.  Accordingly, Steven W. Scheinkman and Kenneth H. Traub are no longer members of a Section 13(d) group with each other or with Raging Master, Raging Capital, William C. Martin and Allan J. Young.  Steven W. Scheinkman and Kenneth H. Traub shall cease to be Reporting Persons immediately after the filing of this Amendment No. 3.  Raging Master, Raging Capital, William C. Martin and Allan J. Young will continue to file statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 17, 2015, Raging Master, Raging Capital and William C. Martin (collectively, the “Raging Capital Group”) and Steven W. Scheinkman, Kenneth H. Traub and Allan J. Young (collectively, the “Raging Capital Nominees”) entered into the Settlement Agreement.  Pursuant to the terms of the Settlement Agreement, the size of the Board was expanded from 9 to 10 members and the Board elected Steven W. Scheinkman as a Class I director (with a term expiring at the 2017 annual meeting of stockholders of the Issuer), Kenneth H. Traub as a Class II director (with a term expiring at the 2018 annual meeting of stockholders of the Issuer) and Allan J. Young as a Class II director (with a term expiring at the 2018 annual meeting of stockholders of the Issuer).  John McCartney and Terrence J. Keating resigned from the Board and each of Pamela Forbes Lieberman and Jonathan Mellin have been elected as Class I directors (with terms expiring at the 2017 annual meeting of stockholders of the Issuer) to fill the vacancies created by the resignations of Messrs. McCartney and Keating.  The Board will also nominate for election at the 2015 annual meeting of stockholders of the Issuer (a) the Raging Capital Nominees to serve in the classes set forth above and (b) two directors designated by the Board to serve as Class I directors and one director designated by the Board to serve as a Class II director.

The Board has appointed the Raging Capital Nominees to serve on the following committees of the Board: Steven W. Scheinkman-Audit Committee; Kenneth H. Traub-Finance Committee and Human Resources Committee; and Allan J. Young-Finance Committee and Governance Committee.  For so long as at least two Raging Capital Nominees remain members of the Board, one Raging Capital Nominee will be offered the opportunity to be a member of each committee of the Board.  The Board has also formed a Finance Committee to review, evaluate and make recommendations to the Board regarding the Issuer’s capital structure, working capital management, and other financial policies.

The members of the Raging Capital Group and each Raging Capital Nominee have also agreed to customary standstill restrictions during the standstill period beginning on the date of execution of the Settlement Agreement and ending on the date that is 30 days prior to the deadline for submission of stockholder nominations for director for the 2016 annual meeting of stockholders of the Issuer.

CUSIP NO. 148411101

The foregoing description of the terms and conditions of the Settlement Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Settlement Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Reference is made to the Settlement Agreement defined and described in Items 2 and 4 above.

The Joint Filing and Solicitation Agreement was terminated by the Reporting Persons as discussed in Item 2 above.

On March 17, 2015, Raging Capital entered into a letter agreement with Kenneth H. Traub pursuant to which he is eligible to receive a portion of the Incentive Allocation, attributable solely to the performance of Raging Master’s investment in Shares of the Issuer, that is earned by Raging Capital.  The foregoing description of the terms and conditions of this letter agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the letter agreement, which is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

On March 18, 2015, Raging Master, Raging Capital, William C. Martin and Allan J. Young entered into a Joint Filing Agreement in which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1
Settlement Agreement by and among A. M. Castle & Co., Raging Capital Master Fund, Ltd., Raging Capital Management, LLC, William C. Martin, Kenneth H. Traub, Steven W. Scheinkman and Allan J. Young, dated March 17, 2015.

99.2	Letter Agreement by and between Raging Capital Management, LLC and Kenneth H. Traub, dated March 17, 2015.

99.3	Joint Filing Agreement by and among Raging Capital Master Fund, Ltd., Raging Capital Management, LLC, William C. Martin and Allan J. Young, dated March 18, 2015.

CUSIP NO. 148411101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2015	Raging Capital Master Fund, Ltd.

	By:	Raging Capital Management, LLC Investment Manager

	By:	/s/ Frederick C. Wasch
		Name:	Frederick C. Wasch
		Title:	Chief Financial Officer

Raging Capital Management, LLC

By:	/s/ Frederick C. Wasch
	Name:	Frederick C. Wasch
	Title:	Chief Financial Officer

/s/ Frederick C. Wasch
Frederick C. Wasch, as attorney-in-fact for William C. Martin

/s/ Kenneth H. Traub
Kenneth H. Traub

/s/ Steven W. Scheinkman
Steven W. Scheinkman

/s/ Allan J. Young
Allan J. Young